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                              August 17, 2023

       Lau Chi Fung
       Chief Executive Officer
       CTRL Group Limited
       Unit F, 12/F, Kaiser Estate Phase 1,
       41 Man Yue Street, Hunghom,
       Kowloon, Hong Kong

                                                        Re: CTRL Group Limited
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted July 31,
2023
                                                            CIK No. 0001969928

       Dear Lau Chi Fung:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1 submitted July 31, 2023

       Risk Factor, page 13

   1. We note your response to comment 7 and reissue. You revise to define "recurring clients"
                                                        on page 14 as "any
current clients and clients with which [you] have previously done business." Please
revise to clarify the underlying assumptions, including limitations on the time period used to
identify recurring clients, if any.
       Capitalization, page 41

   2. We note your response to our prior comment number 9. Please also revise to present pro forma EPS for the
latest fiscal year and any subsequent interim period presented in your
 Lau Chi Fung
CTRL Group Limited
August 17, 2023
Page 2
      financial statements reflecting dilution equivalent to the number of shares whose proceeds will be used to pay the HK$ 8,000,000 of dividends declared on May 2, 2023.
3. We note the revisions to your capitalization disclosures in response to comment 9. It appears that your pro forma disclosures only give effect to the HK$ 3,000,000 dividend declared on May 2, 2023 and do not include the HK$ 5,000,000 dividend that was also declared on this date. Please revise your pro forma capitalization disclosures to also include the effect of the HK$ 5,000,000 dividend declared on May 2, 2023. Also, please provide footnote disclosure explaining how you calculated the US dollar amounts disclosed in your pro forma capitalization disclosures.
Index to Consolidated Financial Statements, page F-1

4. Please amend to provide updated audited financial statements for the fiscal year ended
      March 31, 2023.
       You may contact Aamira Chaudhry at 202-551-3389 or Linda Cvrkel at 202-551-3813 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Jennifer Lopez Molina at 202-551-3792 with any other questions.



                                                           Sincerely,
FirstName LastNameLau Chi Fung
                                                           Division of
Corporation Finance
Comapany NameCTRL Group Limited
                                                           Office of Trade &
Services
August 17, 2023 Page 2
cc:       Eric Mendelson, Esq.
FirstName LastName